     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 15, 1998
                                                                FILE NO. 1-8827
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                      SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C. 20549

                               ----------------

                                SCHEDULE 13E-4

                         ISSUER TENDER OFFER STATEMENT
                         (PURSUANT TO SECTION 13(E)(1)
                    OF THE SECURITIES EXCHANGE ACT OF 1934)

                               ----------------

                              ARAMARK CORPORATION
                 (NAME OF ISSUER AND PERSON FILING STATEMENT)

                       COMMON STOCK, CLASS A, PAR VALUE
                $0.01 PER SHARE (TITLE OF CLASS OF SECURITIES)

                               ----------------

                               MARTIN W. SPECTOR
                           EXECUTIVE VICE PRESIDENT,
                         GENERAL COUNSEL AND SECRETARY
                              ARAMARK CORPORATION
                                 ARAMARK TOWER
                              1101 MARKET STREET
                       PHILADELPHIA, PENNSYLVANIA 19107
                                (215) 238-3000
  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES
         AND COMMUNICATIONS ON BEHALF OF THE PERSON FILING STATEMENT)

                               ----------------

                                   COPY TO:
                            CHARLES I. COGUT, ESQ.
                          SIMPSON THACHER & BARTLETT
                             425 LEXINGTON AVENUE
                         NEW YORK, NEW YORK 10017-3954
                                (212) 455-2000

                               ----------------

                                 MAY 15, 1998
    (DATE TENDER OFFER FIRST PUBLISHED, SENT OR GIVEN TO SECURITY HOLDERS)

                               ----------------

                           CALCULATION OF FILING FEE

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
Transaction Valuation*........................................... $949,443,500*
Amount of Filing Fee.............................................    $189,889

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* Based upon purchase of 1,898,887 shares at $500.00 per share

[_]Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

  Amount Previously Paid: N/A                                 Filing Party: N/A
  Form Or Registration No.: N/A                               Date Filed: N/A

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ITEM 1. SECURITY AND ISSUER.

  (a) The name of the Issuer is ARAMARK Corporation, a Delaware corporation (the "Company"), which has its principal executive offices at the ARAMARK Tower, 1101 Market Street, Philadelphia, Pennsylvania 19107.

  (b) This Schedule 13E-4 relates to the offer by the Company to purchase all outstanding shares of Common Stock, Class A, par value $0.01 per share, of the Company (the "Shares") at a price of $500.00 per Share, upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 15, 1998 (the "Offer to Purchase"), and in the related Letter of Transmittal (which together constitute the "Offer"), copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively. The Offer is being made to all holders of Shares. The information set forth in "Introduction," "Section 11. Certain Effects of the Offer" and "Section 12. Transactions and Arrangements Concerning the Shares" of the Offer to Purchase is incorporated herein by reference.

  (c) The Shares are not listed on any exchange nor is there any established trading market for the Shares. The information set forth in the "Introduction" and "Section 7. Appraisal Price of Shares; Dividends" of the Offer to Purchase is incorporated herein by reference.

  (d) This statement is being filed by the Issuer.

ITEM 2. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

  (a)-(b) The information set forth in "Section 9. Source and Amount of Funds" of the Offer to Purchase is incorporated herein by reference.

ITEM 3. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.

  (a)-(j) The information set forth in the "Introduction," "Background and Purpose of the Offer," "Section 10. Certain Information About the Company," "Section 11. Certain Effects of the Offer" and "Section 12. Transactions and Arrangements Concerning the Shares" of the Offer to Purchase is incorporated herein by reference.

ITEM 4. INTEREST IN SECURITIES OF THE ISSUER.

  The information set forth in "Section 12. Transactions and Arrangements Concerning the Shares" of the Offer to Purchase is incorporated herein by reference.

ITEM 5. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
TO THE ISSUER'S           SECURITIES.

  The information set forth in the "Introduction," "Background and Purpose of the Offer," "Section 11. Certain Effects of the Offer" and "Section 12. Transactions and Arrangements Concerning the Shares" of the Offer to Purchase is incorporated herein by reference.

ITEM 6. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

  The information set forth in "Section 13. Fees and Expenses" of the Offer to Purchase is incorporated herein by reference.

ITEM 7. FINANCIAL INFORMATION.

  (a)-(b) The financial information set forth in "Section 10. Certain Information About the Company" of the Offer to Purchase is incorporated herein by reference.

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

ITEM 8. ADDITIONAL INFORMATION.

  (a) The information set forth in "Section 12. Transactions and Arrangements Concerning the Shares" of the Offer to Purchase is incorporated herein by reference.

  (b) The information set forth in "Section 8. Certain Legal Matters; Regulatory Approvals" of the Offer to Purchase is incorporated herein by reference.

  (c) Not applicable.

  (d) The information set forth in "Section 8. Certain Legal Matters; Regulatory Approvals" of the Offer to Purchase is incorporated herein by reference.

  (e) Reference is hereby made to the Offer to Purchase and the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and
(a)(2), respectively, and incorporated in their entirety herein by reference.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS

 EXHIBIT
   NO.   DESCRIPTION
 ------- -----------
 (a)(1)  Form of Offer to Purchase dated May 15, 1998.
 (a)(2)  Form of Letter of Transmittal.
 (a)(3)  Annual Report on Form 10-K of the Company for the fiscal year ended
         October 3, 1997 (the "Form 10-K") (incorporated by reference to the
         Form 10-K filed with the Securities and Exchange Commission (the
         "SEC") on November 26, 1997).
 (a)(4)  Quarterly Report on Form 10-Q of the Company for the quarterly period ended April 3, 1998 (the "Form 10-Q") (incorporated by reference to the Form 10-Q filed with the SEC on May 15, 1998).
 (b)(1)  Credit and Guaranty Agreement dated as of January 7, 1998 (the "Credit
         Agreement") among ARAMARK Services, Inc., ARAMARK Uniform Services
         Group, Inc., the Company, as Parent Guarantor, the banks party thereto and The Chase Manhattan Bank and Morgan Guaranty Trust Company of New
         York, as agents.
 (b)(2)  Amendment No. 1 dated as of May 7, 1998 to the Credit Agreement.
 (c)(1)  Amended and Restated Stockholders' Agreement dated as of December 14,
         1994 among the Company and the parties identified on the books of the
         Company as "Management Investor" or their "Permitted Transferees" or as "Individual Investors" or "Institutional Investors" (incorporated by reference to the Company's Annual Report on Form 10-K for the
         fiscal year ended September 30, 1994).
 (c)(2)  Amended and Restated Registration Rights Agreement among the Company and the parties thereto (incorporated by reference to the Company's
         Quarterly Report on Form 10-Q for the fiscal quarter ended April 1,
         1988).
 (d)     Not applicable.
 (e)     Not applicable.
 (f)     Not applicable.

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

                                  SIGNATURES

  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          Aramark Corporation

May 15, 1998

                                                   /s/ Martin W. Spector
                                          By:
                                            -----------------------------------
                                                      MARTIN W. SPECTOR
                                                  EXECUTIVE VICE PRESIDENT,
                                                GENERAL COUNSEL AND SECRETARY


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